Filed Pursuant to Rule 433
Dated May 13, 2025
Registration Statement No. 333-276062-01

INTERSTATE POWER AND LIGHT COMPANY
Final Term Sheet
Dated May 13, 2025
5.600% Senior Debentures due 2035

Issuer:	Interstate Power and Light Company (the “Company”)

Security Type:	Senior Debentures

Principal Amount:	$600,000,000

Maturity Date:	June 29, 2035

Coupon:	5.600%

Price to Public:	99.616% of the principal amount

Yield to Maturity:	5.649%

Benchmark Treasury:	4.250% due May 15, 2035

Benchmark Treasury Yield:	4.499%

Spread to Benchmark Treasury:	+115 bps

Interest Payment Dates:	June 29 and December 29, commencing December 29, 2025

Optional Redemption – Reinvestment Rate:	Prior to March 29, 2035, make-whole call at T+20 bps

Optional Redemption at Par:	On or after March 29, 2035

Trade Date:	May 13, 2025

Settlement Date:	May 19, 2025 (T+4)

CUSIP:	461070 AX2

ISIN:	US461070AX26

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	Baa1 / BBB+ (Moody’s/ S&P)

Joint Book-Running Managers:	BofA Securities, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
It is expected that delivery of the Senior Debentures will be made against payment therefor on or about May 19, 2025, which will be the fourth business day following the date of pricing of the Senior Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Senior Debentures initially will settle in T+4, purchasers who wish to trade the Senior Debentures on any date prior to the business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.
The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling BofA Securities, Inc. toll free at 1-800-294-1322, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848, or Wells Fargo Securities, LLC toll free at 1-800-645-3751.
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